SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                                 ESG Re Limited
                                (Name of Issuer)

                         Common Shares, $1.00 par value
                         (Title of Class of Securities)

                                    G31215109
                                 (CUSIP Number)

                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,322,000 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,322,000 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,322,000 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.4 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,322,000 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,322,000 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,322,000 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.4 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  979,100 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER

                            979,100 shares

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          979,100 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            8.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  342,900 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER

                            342,900 shares

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          342,900 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          3.0 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,322,000 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,322,000 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,322,000 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.4 %

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer"). The Issuer's principal executive office is located at 16 Church Street, Hamilton HM II, Bermuda. This Statement on Schedule 13D amends the Statement on Schedule 13G relating to the Common Stock filed by the Reporting Persons (as defined below) on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

         This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").

         Partners is the general partner of Capital and WNP and Advisors is the investment adviser to Capital and WNP. Welch is the Managing Member of Partners and Advisors.

         The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Exchange or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person.

         Certain information required by this Item 2 concerning the members of Advisors and Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

         The principal business of each of Capital and WNP is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of Partners is to act as general partner of Capital and WNP. The principal business of Advisors is to provide portfolio management services to Capital and WNP. The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 230 Park Avenue, 7th Floor, New York, New York 10169.

         During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Welch is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

         The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of Capital and WNP. The amount of such funds was $9,187,993 for the Shares owned by Capital and $3,203,747 for the Shares owned by WNP.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

         The Shares were acquired in the ordinary course of business for investment purposes. The Reporting Persons' intention was to review their investment in the Issuer on a continuing basis and, depending upon price and availability of securities of the

Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in the Issuer.

         The Reporting Persons have concluded that it is unlikely that the Issuer's management will successfully implement the strategic initiatives necessary to restore the Issuer's profitability and value for all shareholders. Although the Reporting Persons believe that the Issuer's operations are fundamentally sound, the Issuer's current Standard & Poor's rating of BB+ will likely prevent the Issuer from writing a sufficient volume of profitable business to earn its cost of capital over any reasonable time period. Standard & Poor's rates several hundred reinsurance companies, and ESG now carries one of the lowest ratings of any of the companies in this universe. The Reporting Persons are increasingly concerned that management is pursuing a business strategy that is not in the best interests of all the shareholders and that management entrenchment may become an issue, given that insiders now outnumber outsiders on the Board of Directors. In sum, the Reporting Persons believe that the Issuer's current rating and capital structure impair its viability as an independent company, and that the Issuer should be merged into or acquired by another financial institution or group with greater financial and management resources.

         The Reporting Persons may take a number of actions in order to insure that the Issuer and its Board of Directors take appropriate action to maximize shareholder value. They may communicate and discuss their views with other shareholders of the Issuer and members of the Board. The Reporting Persons may communicate with financial institutions and other third parties concerning such parties' interest in possibly acquiring the Issuer or some or all of its assets. They may retain an investment banker to help them evaluate their options or to solicit interest and/or bids from potential acquirors. In the future, The Reporting Persons may decide to purchase additional shares of the Common Stock, or sell part or all of their current holdings of Common Stock. The Reporting Persons reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests.

         Except as set forth above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A attached hereto, has any present plans or intentions which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's business or corporate structure; (viii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (xi) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

         As of the date hereof, Capital is the beneficial owner 979,100 shares of Common Stock and WNP is the beneficial owner 342,900 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.

         As of the date hereof, Capital is the beneficial owner of 8.4% of the Common Stock and WNP is the beneficial owner of 3.0% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 13,228,399 shares of Common Stock issued and outstanding on December 31, 1999, as reported in the Issuer's Form 8-K filed on March 14, 2000.

         By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP.

         By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP.

         No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, in the Common Stock during the 60 days prior to the date of this Schedule 13D, except for the following transactions effected by Capital and
WNP:


                                          Transactions by Capital
  Date                Purchase/Sale         No. of Shares         Price/Share            Market
2/04/2000               Purchase               7,400               $6.25                 NASDAQ
2/07/2000               Purchase               2,200               $6.125                NASDAQ
2/08/2000               Purchase              18,500               $6.25                 NASDAQ
2/10/2000               Purchase              37,000               $6.25                 NASDAQ
2/11/2000               Purchase              53,300               $6.04                 NASDAQ
2/14/2000               Purchase              23,700               $6.00                 NASDAQ



                                         Transactions by WNP
  Date               Purchase/Sale         No. of Shares         Price/Share             Market
2/04/2000               Purchase               2,600               $6.25                 NASDAQ
2/07/2000               Purchase                 800               $6.125                NASDAQ
2/08/2000               Purchase               6,500               $6.25                 NASDAQ
2/10/2000               Purchase              13,000               $6.25                 NASDAQ
2/11/2000               Purchase              18,700               $6.04                 NASDAQ
2/14/2000               Purchase               8,300               $6.00                 NASDAQ


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

         Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A: Agreement of Joint Filing, dated as of March 17, 2000, among Advisors, Partners, Capital, WNP and Welch.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2000

                            VICUNA ADVISORS LLC


                            By:    /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                                   /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                   SCHEDULE A
                                   ----------

         The following table sets forth the names, addresses and principal occupations of the members of Advisors. Each such person is a citizen of the United States.


---------------------------------------------------------------------------------------
         NAME                   ADDRESS                 PRINCIPAL OCCUPATION
         ----                   -------                 --------------------
---------------------------------------------------------------------------------------
Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------- ---------------------------------- ------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------- ---------------------------------- ------------------------------
Richard B. Sachs        245 Park Avenue                     Senior Managing Director
                        New York, New York 10167            Bear Stearns & Co. Inc.
--------------------- ---------------------------------- ------------------------------

         The following table sets forth the names, addresses and principal occupations of the members of Partners. Each such person is a citizen of the United States.


---------------------------------------------------------------------------------------
          NAME                     ADDRESS              PRINCIPAL OCCUPATION
          ----                     -------              --------------------
---------------------------------------------------------------------------------------
Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------- --------------------------------- -------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------- --------------------------------- -------------------------------
Richard B. Sachs        245 Park Avenue                     Senior Managing Director
                        New York, New York 10167            Bear Stearns & Co. Inc.
--------------------- --------------------------------- -------------------------------

                                                                       EXHIBIT A

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D dated March 17, 2000 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  March 17, 2000


                            VICUNA ADVISORS LLC


                            By:   /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By:   /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member



                                  /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch